UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Deaf Talk Inc. (Symbol: MGQG) d/b/a DT Interpreting
(Name of Issuer)

Common Stock
(Title of Class of Securities)

63936N106
(CUSIP Number)

Kevin Maloney 110 Martinak Lane, Fayette City, Pa 724.570.4026
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

18 March 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63936N106

1. Name of Reporting Persons:	Robert Loevner

2. Check the Appropriate Box If a Member of a Group	a. [ ] NA
b. [ ] NA

3. SEC Use Only

4. Source of Funds:	PF

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ] NA

6. Citizenship or Place of Organization:	US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	425,000

8. Shared Voting Power	NA

9. Sole Dispositive Power	NA

10. Shared Dispositive Power	NA

11. Aggregate Amount Beneficially Owned by Each Reporting Person	425,000

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	5%

14. Type of Reporting Person	IN

Item 1. Security and Issuer; Securities are Common Stock of Deaf Talk, Inc. d/b/a; DT Interpreting (Symbol: MGQG) with Executive Offices located at; 14 E. Main Street Carnegie, PA 15106-2456

Item 2. Identity and Background

(a)	Robert Loevner

(b)	7417 Lighthouse Point, Pgh, Pa 15221

(c)	NA

(d)	NO

(e)	NO

(f)	US Citizen

Item 3. Source and Amount of Funds or Other Consideration – Source of Funds are personal funds. Amount of funds used up to this filing is approximately; $10,000. No funds are borrowed or otherwise obtained for the this purposed takeover/acquisition by Robert Loevner.

Item 4. Purpose of Transaction; The purpose of the Transaction is to take over Deaf Talk Inc., d/b/a DT Interpreting, provide substantially greater revenue and earnings through existing clients, new clients; and joint venture partnerships with symbiotic companies of equal or greater gravitas. I intend to put forth a buy back of the Common shares that are registered as Common Shares Outstanding and trading. The buyback will be at a significant multiple to the current trading price; Current Price as of 2:08PM EST this 25th day of March is reported at $0.04 cents per share.

I intend to keep certain key management and replace the board of directors with a Board of Directors of qualified individuals, in good standing with industry and the Securities and Exchange Commission (“SEC”), as certain historical members of the board and/or afflicate of the company may not have been in good standing with the SEC.

The term of each board of director will be one (1) year until voted on accordingly. In addition the number of Board of Directors will be five (5) persons.

This takeover will not involve the liquidation of any of the Issuers assets or subsidiaries or sale or transfer of material assets.

There will a change in the capitalization structure to create addition free cash flow for enhanced shareholder value and growth, coupled with a disclosed dividend policy – contrary to what is now – non-disclosed earnings for distribution or dividends.

There will not be a change in the shares authorized, issued and outstanding; or, class of equities securities changed, to include, there will be no registration of restricted and/or unregistered shares allowed that may dilute or adversely impact the common shares of shareholders of record.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number of shares identified is five (5%) percent (425,000) of the Issuers 8,368,093
(b)	The person in name thereof is; Robert Loevner
(c)	There are no prior transactions to this security

(1) The identity of the person covered by Item 5(c) who effected the transaction is Robert Loevner;

(2) The date of the transaction was 18 March 2013;

(3) The amount of securities involved 425,000 shares;

(4) The price per share was ~ $0.035 cents per share;

And

(5) Where and how the transaction was effected; transaction was effected by Merrill Lynch, Pittsburgh, Pa

(d)	Not applicable.
(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer – NONE

Item 7.  Materials to Be Filed as Exhibits – There are no Materials or Exhibits to be filed as outlined and/or defined in the Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/26/2013	By: /s/ Robert B. Loevner Name:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)